UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-41385

Visionary Holdings Inc.

(Translation of registrant's name into English)

105 Moatfield Dr. Unit 1003

Toronto, Ontario, Canada M3B OA2 905-739-0593

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                        40-F ☐

INFORMATION FURNISHED PURSUANT TO FORM 6-K

Changes to the Board of Directors

On March 26, 2025, Visionary Holdings Inc. (the “Company”) held a duly called meeting of its Board of Directors (the “Board”). During this meeting, the Board adopted the following resolutions:

Removal of Directors:

RESOLVED, that Ms. Fan Zhou and Mr. Zongjiang He have been duly removed from the Board of Directors, effective immediately.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Visionary Holdings Inc.

By: /s/ Xiyong Hou
Name: Xiyong Hou
Title: CEO
Date: March 26, 2025

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